Exhibit 3

This Form ATS-N amendment is an amendment to Part II, Items 7.a. and 7.d., and Part III, Items 4.a., 7.a., 10.a., 11.c., 18.b. and 18.c. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part II, Item 7.a.

A. General

Confidential trading information of participants of the Negotiation ATS may consist of:

* The identity of participants
* Orders transmitted to the Negotiation ATS by or on behalf of a participant
* Trades executed in the Negotiation ATS by a participant.

In the response to Item 7.d. of this Part III, we describe the access to these categories of information by Liquidnet employees and on-site consultants.

In this response we address the following topics:

* External disclosure of identity of participants
* External disclosure of order and trading information
* Controls and procedures relating to access to and use and disclosure of trading information.

B. Identity of participants

LNI maintains the anonymity of all Members and customers.

C. Order and trading information

Liquidnet community trade advertising

Community trade advertising refers to any trade advertising that is limited to Members and customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and customers and Member and customer chat rooms. By default, Members and customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day Liquidnet community advertising of their trades and instead opt-in to one of the following: end-of-day community advertising; or community advertising on T+21 (21 trading days after trade date).

Since only Members have access to Liquidnet 5, only Members can view trade advertising through Liquidnet 5, but Members and customers can view other types of community trade advertising. LNI may restrict a Member or customer from viewing community trade advertising based on the Members or customers Transparency Controls elections.

External trade advertising

External trade advertising refers to any trade advertising that is not limited to existing and prospective Liquidnet Members and customers. External trade advertising includes Bloomberg advertising. By default, Members and customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and customers can opt-out of intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. After T+20, LNI can disclose executed trades to prospective Members and customers, regardless of whether the parties to the trade have opted-in to external advertising.

Liquidnet Capital Markets customers

LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.

Additional detail on trade advertising

Trade advertising is restricted if the Transparency Controls setting of either or both parties to the trade would restrict that advertising. For both Liquidnet community and external advertising, an advertising time threshold permits advertising any time at or after that threshold. For example, electing end-of-day advertising permits advertising end-of-day and T+1 and after. Advertising for a trade consists of the symbol, quantity and date for the trade.

A participants time delay for Liquidnet community advertising cannot be longer than its time delay for external advertising. For example, if a participant is opted-in to end-of-day external advertising, a participant can only elect intra-day or end-of-day Liquidnet community advertising.

Upon request by a Member or customer, Liquidnet, in its sole discretion, can exclude the Members or customers trades from all Liquidnet trade advertising, including symbol-level and aggregated (not symbol-specific) advertising. This exclusion does not apply to any trade advertising that is required by the rules of a governmental or regulatory organization.

Changes to Transparency Controls

Liquidnet implemented changes to Transparency Controls on April 6, 2020. The following is a description of how the April 6, 2020 changes to Liquidnet Transparency Controls relating to data usage impacted Members and customers that had made elections through Liquidnet Transparency Controls prior to that date:

 * For Liquidnet community advertising, existing Members and customers were defaulted to the shorter time delay of their then existing Transparency Controls settings for Liquidnet Desktop and Account Servicing Personnel Advertising, except that a participants time delay for Liquidnet community advertising cannot be longer than its time delay for external advertising.

*Existing Member and customers were defaulted to intra-day external advertising if they were prior to that date opted-in to end-of-day Bloomberg advertising and were defaulted to off for external advertising if they were prior to that date opted-out from end-of-day Bloomberg advertising.

Disclosure to 3rd-party vendors

LNI discloses execution data to certain 3rd-party vendors that provide services to the H2O ATS and are subject to contractual non-disclosure obligations. Examples of these vendors are LNIs clearing firm and a vendor that has developed software to display participant-specific risk management data in a graphical manner to Liquidnet support personnel.

Disclosure of aggregated data

LNI discloses certain aggregated trading data to participants and other third-parties. Aggregated data is not symbol-specific. Aggregated data is broken out by one or more of the following categories: sector; index; and market cap category (micro, small, mid and large).

Reports to participants relating to their own trading activity

LNI provides certain reports to participants relating to their own trading activity. For example, upon request, LNI provides to a participant on T+1 a report that includes all orders created by the participant the prior trading day and, for each order, whether at least one Member received a targeted invitation and whether there was a resulting execution. The purpose of this report is to assist participants in assessing the impact of Liquidnet functionality on execution quality.

D. Controls and procedures relating to trading information

Liquidnet has implemented various safeguards and procedures to protect the confidential trading information of participants in the Negotiation ATS. This response provides a summary of these procedures.

Access to internal applications

Liquidnet has implemented procedures for employees requesting access to applications that contain confidential participant information. An employee requesting access to an application that contains confidential participant information must request approval from his or her manager. If the manager approves the request, the manager must notify the gatekeeper for the application, as designated by Liquidnet. The gatekeeper manages access entitlements for the relevant application. The gatekeeper must notify Liquidnets Security and Risk Management (SRM) group. The manager must provide an explanation for any requested access. A manager cannot approve an access request unless the manager determines that: (i) the employee requires the requested access for the performance of his or her responsibilities on behalf of Liquidnet; (ii) providing the requested access will not adversely impact one or more Liquidnet participants; and (iii) Liquidnet has provided disclosure to its participants that would cover the requested access. SRM must sign-off on any new access entitlements. Compliance conducts oversight of this process. An employees access to an application continues until terminated by Liquidnet. SRM manages a process that involves the periodic review by each manager of the current access entitlements of the employees in the managers group to verify that existing authorizations are still appropriate.

Annual SSAE18 SOC2 and ISO 27001 assessments

Each year, Liquidnet engages an outside auditor to assess the suitability and implementation of Liquidnets information security controls. This assessment includes a review of Liquidnets processes and procedures for protecting the confidentiality of participant trading information. The report of this assessment (called an SSAE18 SOC2 assessment) is posted on the Liquidnet Member website and available to our participants at any time. Liquidnet also provides a copy of the assessment to participants upon request.

SSAE is the Statement on Standards for Attestation Engagements, which is overseen by The American Institute of Certified Public Accountants (AICPA) and more specifically the Auditing Standards Board (ASB). The SOC 2 report evaluates the business information systems that relate to security, availability, processing integrity, confidentiality and privacy.

Liquidnet also obtains an annual ISO 27001 certification. ISO 27001 is a framework of policies and procedures that includes all legal, physical and technical controls involved in an organizations information risk management processes. According to the ISO 27001 documentation, ISO 27001 was developed to provide a model for establishing, implementing, operating, monitoring, reviewing, maintaining and improving an information security management system. Organizations can become ISO 27001 certified by undergoing a third-party assessment by an accredited auditor. Liquidnet engages an outside auditor to confirm that it has implemented information security compliant with ISO 27001. Liquidnets ISO 27001 certification is posted on the Liquidnet participant website and available to our participants at any time. Liquidnet also provides a copy of the certification to participants upon request.

Employee trading policies and review

Liquidnet requires all employees to report their brokerage accounts to the Compliance Department. Liquidnet prohibits employees from trading individual equities, subject to certain exceptions (for example, trading in an account managed by a third-party; sale of stock acquired prior to employment by Liquidnet; and Direct Stock Purchase Plans). Liquidnet prohibits participation in initial public offerings as well as trading of individual stock options and other individual stock derivatives. Liquidnet permits trading in ETFs but requires a minimum holding period. Liquidnets Compliance Department uses a third-party software product to assist in monitoring for employee compliance with Liquidnets policies related to employee trading. Liquidnet requires employees to provide confirmations and statements for their equity and ETF trading accounts. For confirmations and statements received electronically through the third-party software product, the third-party software product validates compliance with Liquidnets trading policies; for confirmations and statements received by mail, Liquidnets Compliance Department personnel monitor for compliance with Liquidnets trading policies. Employees who violate Liquidnets employee trading policies are subject to sanction, including potential termination of employment.

E-mail, IM and correspondence review

Liquidnet has policies for review of email, IM and other correspondence sent by registered Liquidnet employees. These reviews, which are conducted by Liquidnets business managers (with oversight by Compliance), include a review for any communications that could evidence misuse of customer information in violation of Liquidnet firm policy. Liquidnet maintains a record of all email, IM and other correspondence sent and received; these records are available for review by Liquidnet personnel as required in response to a regulatory inquiry or in connection with an internal review.

Supervisory process

Liquidnet supervisory personnel are required to certify on a monthly basis that any use of customer data within the supervisors business unit is in compliance with Liquidnet firm policy. Liquidnet personnel are only permitted to use customer data for the purpose of performing their respective business functions as described in the response to Item 7.d. of this Part II.

Trading Rules and Order Handling Q&A

The Liquidnet Trading Rules describe the various job functions within Liquidnet and the permitted access to and use of trading data by the employees performing each job function. Liquidnet employees are made aware of and required to comply with any limitations on access set forth in the Trading Rules. Such limitations are described in the response to Item 7.d. of this Part II. Supervisory personnel are required to monitor for compliance with these access limitations. These restrictions also are set forth in the Order Handling Q&A document, which Liquidnet updates on a quarterly basis and makes available to all participants.

Security and risk management department

Liquidnets Security and Risk Management (SRM) Department has responsibility for security and risk management functions at Liquidnet, which includes maintaining the security of customer trading information.

Pre-employment screening

Liquidnet conducts a pre-employment screening of employees for inconsistencies in application and resume information. After an offer is accepted, a criminal background screening may be conducted, subject to compliance with regulatory restrictions. All registered representatives must consent to a Pre-Registration Review.

Training and security awareness

SRM conducts onboarding and ongoing training for employees in Liquidnets information security policies and best practices.

System access controls

Liquidnet has instituted technological controls on access to trading information, including user name and password controls, secure remote access with two-factor authentication, access control lists on systems and networks, and network segmentation. These controls are evaluated on an annual basis by an external party, and included in an SSAE18 report and ISO 27001 certification, which are available to our participants and regulators.

Keycard controls and video surveillance

Liquidnets offices are equipped with keycard access controls and video surveillance. Liquidnets data centers are protected with a combination of keycard, biometric and video surveillance systems.

Monitoring of data transmission

All e-mail, web traffic and information copied to removable storage is monitored by a data leakage protection system, which provides alerts to the SRM Department should confidential information be detected in these communication channels.

Firewall and IDS protection

Liquidnets external network perimeters are protected by firewalls and intrusion detection systems. Liquidnet engages a third party consultant to perform annual external network security assessments.

Liquidnet Transparency Controls

Liquidnet makes available to Members and buy-side customers a web-based system known as Liquidnet Transparency Controls. Liquidnet Transparency Controls allows Members and buy-side customers to view details about the liquidity sources with which they interact and the products and services they participate in that utilize their trading information. Members and buy-side customers use the tool to make elections relating to certain liquidity sources and products and services that access the participants trading information. See the response to Item 14 of Part III for additional detail regarding Liquidnet Transparency Controls.

Part II, Item 7.d.

The following is a summary of the roles and responsibilities in Liquidnet that have access to trading information, the trading information that is accessible by the employees in these roles and the basis for the access. These employees can be located in the US or other Liquidnet regions, as Members and customers outside the US can trade US equities through the Liquidnet ATSs in an equivalent manner to US Members and customers.

A. Trade Coverage personnel (ATS sales coverage)

Roles and responsibilities

ATS Sales coverage personnel (also referred to as Trade Coverage personnel) sit on the Sales desk. Their role is to facilitate negotiations involving Members, monitor Member and customer orders that interact with the Liquidnet ATSs and respond to inquiries and diagnose issues. Trade coverage personnel can communicate real-time or historical Liquidnet trade execution data to Members, subject to compliance with participant Transparency Controls settings. Trade Coverage personnel can communicate real-time or historical public or readily-available execution data to Members; for example, to notify Members of the closing volume in a stock in the overall market for one or more prior days. Trade coverage personnel can provide transaction cost analysis reports to Members. Trade Coverage personnel can distribute reports relating to trade analytics prepared by other Liquidnet personnel as long as the analytics are not symbol-specific. Readily-available data means data that is available to

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industry participants through Bloomberg and similar subscription services. Trade Coverage personnel cannot execute Member or customer orders. Trade Coverage personnel provide services for the ATS portion of LNIs business.

Internal support tools

Through various internal support tools, Trade Coverage personnel can view: Members and customers live and broken match data (including potential match quantity); negotiation histories; Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation and manual targeted invitation orders created by Members and customers; activity relating to specific Liquidnet products (such as targeted invitations); information relating to OMS placements; interaction between LNI and the Negotiation and H2O ATSs; and all trades executed by LNI. Trade Coverage personnel can view this information at the Member, customer and trader level. When a Trade Coverage representative can view a match through an internal support tool, the Trade Coverage representative can view both sides to the match.

Trade Coverage personnel can view the following information relating to the traders who access the H2O ATS: whether or not the trader is logged in; the traders current number of indications in the system and the shares and principal value represented by those indications; number, shares and principal value of outside and invalid indications; and the traders historical executed ADV through the system.

Member and trader performance and activity through Liquidnet

Trade Coverage personnel have access to reports on Member and trader performance and activity through the system, including positive action rates (PAR) and realization rates of individual Members and traders. Realization rate is the percentage of matched shares executed by a party. Reports can be broken out by date, country, sector, market cap and similar aggregated categories. These reports do not include symbol information. Reports can include for the relevant period data on matched liquidity, match rate, contra PAR, contra realization rate, trading revenue and percentage of volume traded through different order types.

Reports also can include data on indications received from a Member by instrument type, including aggregate number of indications, principal value or shares and the time of the most recent indication received from a Member. These reports do not include symbol information. Liquidity data is not broken out between buy and sell liquidity.

These reports can be product-specific. Examples of product-specific information would be the number of proposed orders submitted by a trader or Member to the algo ranking model, the number of targeted invitations sent or received by a Member or trader, the number and size of executions resulting from targeted invitations sent or received by a Member or trader, and response rates on targeted invitations sent or received by a Member.

Transition of personnel from Trade Coverage to Execution Consultant or Business Development role

For a limited time period Trade Coverage personnel transitioning to an Execution Consultant or Business Development role can perform both functions on the same day but at different times of the day.

Sales supervisory personnel

Personnel with management and supervisory responsibility for Trade Coverage personnel have access to the same information available to the Trade Coverage personnel whom they supervise.

B. Business Development personnel

Roles and responsibilities

Business Development personnel are responsible for selling the different Liquidnet products, including products available through Liquidnet 5. Business Development personnel also perform the Trade Coverage role. Certain employees within the Business Development team, known as New Sales personnel, are primarily responsible for prospecting and onboarding new Members and customers. Liquidnet Trade Coverage and Business Development (including New Sales personnel) are sometimes referred to collectively as Sales.

Access to data

Business Development personnel have access to the same or equivalent data as Trade Coverage personnel.

C.**B.** **Execution and quantitative services personnel**

Liquidnets Execution and Quantitative Services group (EQS) includes the following groups and functions:

* Trading Desk (high-touch coverage)
* Execution Consultants (low-touch coverage)
* Business Development
* QuantitativePerformance Analytics
* Liquidity Partnerships
* Algo Design and Research
* Best Execution analysis personnel
* Head of Trading Alpha.

Access to data by personnel performing each function is described below. Some of these functions may be combined in certain Liquidnet regions, as described below. In particular, in the APAC, EMEA and Canada regions, the same personnel can perform the Trading Desk and Execution Consultant functions. In the US, Execution Consultants can perform the Trading Desk function on a back-up basis. Execution and Quantitative Services personnel provide services for the non-ATS portion of LNIs business, and the same personnel can perform the Execution Consultant and Liquidity Partnership functions. APAC means Liquidnets Asia-Pacific region; EMEA means Liquidnets Europe, Middle East and Africa region.

D.C. **Trading Desk personnel**

Roles and responsibilities

Trading Desk personnel sit on the trading desk in the applicable region. They can trade orders sent to the desk by a customer in accordance with the customers instructions. Through the EMS used by the Trading Desk:

* Trading Desk personnel handle, troubleshoot and monitor all high-touch customer orders.
* Trading Desk personnel also can view and monitor low-touch Member and customer algo orders and provide consultative support to Members and customers in connection with these orders.

Trading desk personnel provide services for the non-ATS portion of LNIs business.

Access to data

Through internal support tools, Trading Desk personnel can view execution information of Members and customers relating to their trading desk and algo orders. Trading Desk personnel can see whether trading desk orders were crossed by Liquidnet in one of its ATSs or executed on an external venue. Trading Desk personnel can view whether an execution resulted from a targeted invitation.

Trading Desk personnel cannot view matching indications.

Trading Desk supervisory personnel

Personnel with management and supervisory responsibility for trading desk activity can view Liquidnet trading activity for supervisory purposes.

E.D. **Execution Consultants**

Roles and responsibilities

Liquidnets Execution Consultants are responsible for providing execution consulting services to Members and customers with a focus on Liquidnets algorithmic offering. This team also is responsible for providing various TCA (transaction cost analysis) reports for Members and customers. The Execution Consultants also monitor the performance of Liquidnets algos and recommend modifications, where appropriate, to improve algo performance. In real-time, Execution Consultants also can troubleshoot an algo order that is not performing properly, where instructed by a customer; troubleshooting can include modifying the parameters of the algo order. Execution Consultants can communicate real-time or historical Liquidnet trade execution data to customers, subject to compliance with participant Transparency Controls settings. Execution Consultants can provide trading analytics to customers. This includes providing a description of the analytics that the Execution Consultant is providing and distributing reports provided by other Liquidnet personnel. Execution Consultants provide services for the non-ATS portion of LNIs business.

Access to data

Through Liquidnets EMS, Execution Consultants can monitor all low-touch participant algo orders high-touch trading desk orders and provide consultative support to participants in connection with these orders.

Liquidnets Execution Consultants have access to one or more internal Liquidnet tools to conduct transaction cost analysis for the overall community and on behalf of individual participants. Execution consultants access such tools in connection with: evaluating and communicating the performance of the various Liquidnet algo types on an aggregated basis; and the generation of TCA reports for individual participants. These tools include all participant trade information on a real-time and historical basis, including target quantity with respect to parent orders and negotiation quantity (i.e., the quantity submitted during a negotiation) with respect to negotiated orders. Members and customers that do not want Liquidnet personnel to access their order information for the purpose of generating Member and customer-specific TCA reports on their behalf can notify their Liquidnet coverage team.

Through other internal support tools, Execution Consultants can view all execution information of Members and customers and can view whether an execution resulted from a targeted invitation.

Through an internal support tool known as Touchpoint, Execution Consultants have access to all order and execution information of participants, regardless of order type, except that Execution Consultants cannot view manual negotiation, automated negotiation and manual targeted invitation orders. Through Touchpoint, Execution Consultants can run the algo ranking model for any low-touch algo order of a participant. A Member or customer can elect through Liquidnet Transparency Controls to restrict Execution Consultants (and Business

Development personnel, as described in the next sub-section) to only view the Members or customers algo orders and executions (including surge capture and residuals).

E. Business Development personnel

Roles and responsibilities

Business Development personnel (also referred to as relationship managers) are responsible for selling the different Liquidnet products, including products available through the Liquidnet desktop application. Business Development can communicate real-time or historical Liquidnet trade execution data to customers, subject to compliance with participant Transparency Controls settings. Business Development can provide trading analytics to customers. This includes providing a description of the analytics that the Business Development is providing and distributing reports provided by other Liquidnet personnel.

Access to data

Business Development personnel have access to the same or equivalent data as Execution Consultant personnel, except that Business Development personnel do not have access to the Liquidnet EMS.

F. ~~Quantitative~~Performance Analytics personnel

Roles and responsibilities

Liquidnets Performance Analytics personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and customers concerning the use and optimization of Liquidnets algos and other trading products. These personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis. ~~Liquidnets Quantitative Analytics personnel are responsible for transaction-cost reporting and providing decision-support analytics to Members and customers. Quantitative Analytics personnel also conduct quantitative research on market micro-structure and develop models for use by Liquidnet algo development personnel.~~ ~~Quantitative~~Performance Analytics personnel provide services for the non-ATS portion of LNIs business.

Access to data

Performance Analytics personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations.

Liquidnets ~~Quantitative~~Performance Analytics personnel have access to the same transaction cost analysis tools as described above for Execution Consultants.

Through other internal support tools, quantitative analytics personnel can view all execution information of Members and customers and all Member and customer algo order and execution information. ~~Quantitative~~Performance Analytics personnel also have access to all LNI order and execution information for model development and research.

Broken match data

Through a Liquidnet reporting tool, ~~Quantitative~~Performance Analytics personnel have access to data relating to broken matches. The purpose of this access is to enable ~~Quantitative~~Performance Analytics personnel to address Member queries relating to broken matches. For this purpose, matches can consist of matches with contra-indications and matches with contra-orders from Members and customers. ~~Quantitative~~Performance Analytics personnel can access all data relating to broken matches for this purpose, including:

* Begin match time
* End match time
* Symbol
* Information regarding the Members indication, including limit price, available quantity and quantity executed, at the begin and end match times
* Information regarding the contras indication or order, as applicable, including limit price, available quantity, order quantity, and quantity executed, at the begin and end match times.

A Members consent is required before ~~Quantitative~~Performance Analytics personnel can access this data on behalf of a Member. The consent of contras is not required, but the contras are not identified through this reporting tool.

~~Quantitative~~Performance Analytics personnel can provide their analysis to the requesting Member with respect to the match to which the Members query relates (but without providing any contra information) or with respect to the Members matches in general.

Targeted invitation analysis

In connection with providing analysis for surveillance monitoring of targeted invitations, ~~Quantitative~~Performance Analytics personnel have intra-day and historical access to the relevant details of targeted invitations sent by Members, including, symbol, create time, end time, side and quantity.

~~G. Performance Analytics personnel~~

~~*Roles and responsibilities*~~

Performance Analytics personnel within the Quantitative Analytics group are responsible for providing tailored trade performance reports, analyses and consultation to Members and customers concerning the use and optimization of Liquidnets algos and other trading products. These personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis.

Access to data

Performance Analytics personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations. Performance Analytics personnel also have access to the same transaction cost analysis tools and data as other Quantitative Analytics personnel, as disclosed above.

H.G.   Algo Design and Research personnel

Roles and responsibilities

Liquidnets Algo Design and Research personnel are responsible for the design, research and specification of LNIs algorithms, as well as related models and analytic signals used by LNIs algos. This team has responsibility for the design, research and specification of algorithms that provide best execution for Members and customers in accordance with Member and customer requirements and LNIs regulatory obligations. Product Support personnel can escalate production issues to this team for research and resolution. EQS personnel also may escalate to the Algo Design and Research team Member and customer queries relating to trading decisions made by LNIs algos. Algo Design and Research personnel provide services for the non-ATS portion of LNIs business.

Access to data

To facilitate these objectives, Liquidnets Algo Design and Research personnel have access to algo order information on a real-time and historical basis, including for algo orders created by Members through the desktop application, algo orders transmitted by customers from their EMS, and algo orders created by the Trading Desk. Algo Design and Research personnel also have access on a T+1 basis to symbol-specific information concerning all orders transmitted and executed by LPs. Algo order information includes executions, the target quantity of the algo order and the transmission of shares on a firm or conditional basis either to a Liquidnet ATS or an external venue. Liquidnets Algo Design and Research personnel access this information through the LNI EMS, system logs and other internal real-time and historical reporting tools, including LNIs internal TCA tool (limited to algo order information). Liquidnets Algo Design and Research personnel cannot engage in trading activity and cannot modify any parameters of a Liquidnet algo order.

H. Best execution analysis personnel

Roles and responsibilities

One employee is responsible for preparing the data for Liquidnets monthly best execution meeting for the US and Canada. This employee generates aggregated (not symbol-specific) data for review by Liquidnets Best Execution Committee.

Access to data

When acting in this capacity, this employee has access to matched indication, order, execution and other trading information on a T+1 basis solely for purposes of preparing this aggregated data for review by the Committee. This employee is an Execution Consultant and Liquidity Partnership employee and can act as a Trading Desk employee on a back-up basis.

I. Commission Management Services personnel

Roles and responsibilities

Liquidnets Commission Management Services personnel are part of Liquidnets EQS and Member Services groups. Liquidnets commission management services include commission aggregation, commission analyzer and broker vote services. Commission management personnel provide services for the non-ATS portion of LNIs business.

Access to data

Liquidnets Commission Management Services personnel have access to all LNI trade and allocation information.

J. Head of Trading Alpha

Roles and responsibilities

The Head of Trading Alpha is responsible for the provision of analytics products and services to Liquidnets participants. In this capacity, the Head of Trading Alpha: oversees the Performance Analytics function; supervises Product personnel involved in the development of analytics products; communicates to customers on using analytics in their algo and other trading strategies; trains Liquidnet personnel on communicating to customers relating to analytics; and generates commentary to Liquidnet participants relating to Liquidnet and third-party trading analytics.

Access to data

The Head of Trading Alpha has access to Touchpoint (to the same extent as Execution Consultants), Helm, Liquidnet trading analytics, the user behavior analytics dashboard and reports prepared by Performance Analytics and Product personnel.

1.A.   Best execution analysis personnel

Roles and responsibilities

One employee is responsible for preparing the data for Liquidnets monthly best execution meeting for the US and Canada. This employee generates aggregated (not symbol-specific) data for review by Liquidnets Best Execution Committee.

Access to data

When acting in this capacity, this employee has access to matched indication, order, execution and other trading information on a T+1 basis solely for purposes of preparing this aggregated data for review by the Committee. This employee is an Execution Consultant and Liquidity Partnership employee and can act as a Trading Desk employee on a back-up basis.

2.K.   **Sales Analytics group personnel**

Roles and responsibilities

The Sales Analytics team provides data and reports to internal Liquidnet customers, such as Corporate Leadership, Sales and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services as well as in support of Liquidnets sales and marketing efforts. In addition, Sales Analytics personnel provide Members and customers with analysis and reporting that offers Members and customers insight into how they are using Liquidnets products and services. The Sales Analytics team is part of Liquidnets Sales group. Sales Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Sales Analytics personnel have access to indication, order and trade information in the database and through internal reporting tools. Reports, which can include trading information, may only be provided by the Sales Analytics group to employees in other groups if those employees are authorized, pursuant to Liquidnets policies, to have access to the associated data. Sales Analytics personnel also have access to one or more internal TCA tools to run TCA reports for participants.

3.L.   **Product Support and Implementation personnel**

Roles and responsibilities

Product Support and Implementation personnel are part of Liquidnets Member Services group. Product Support and Implementation personnel assist with implementation of participants, maintain up-time of the system, support connectivity with participants, and assist in resolving technical and functional issues affecting participants in their use of the system. Product Support and Implementation personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Liquidnets Product Support personnel have access to indication, order and trade information in the database and through the various Liquidnet support tools to assist in addressing technical and functional issues affecting Members and customers. Product Support and Implementation personnel also have access to logs from each Members Liquidnet desktop trading application and OMS interface with Liquidnet to assist in researching and troubleshooting implementation issues, evaluating additional liquidity from a Member that could be provided to the system, and suggesting technical improvement to a Members interface.

4.M.   **Trade Services personnel**

Roles and responsibilities

Trade Services is part of Liquidnets Member Services group. Trade Services handles account set-up, trade allocations and trade settlement. Trade Support personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Trade Services personnel have access to Member and customer execution, account, allocation and settlement information and the full quantity of any executed order.

5.N.   **LCM personnel**

Roles and responsibilities

Liquidnet Capital Markets (LCM) personnel work on public issuer transactions for equities. The LCM team works with issuers, individual and corporate control persons, private equity firms and venture capital firms to attract secondary offering, corporate repurchase, and control-person transactions for the benefit of LNIs Members and customers. LCM customers do not have access to the Liquidnet desktop trading application; all listed shares transactions are facilitated through the LNI trading desk. LCM personnel provide services for the non-ATS portion of LNIs business.

General

LCM personnel do not have access to any Member or customer indication, negotiation, match or order information. LCM personnel can access Liquidnet execution information after T+20 and provide this information to LCM customers. The parties to the trade are not identified to LCM personnel.

6.O.   Enterprise Technology Services personnel

Roles and responsibilities

Liquidnets Enterprise Technology Services (ETS) group maintains the computers, networks, databases and connectivity that comprise the Liquidnet system. ETS personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

A subset of the ETS group (Production Support and Database Administration) has access to indication, order, execution and other trading information to troubleshoot production and system issues, when directed by the Product Support group. These ETS personnel are located in a keycard protected area and are on a separate network segment from other Liquidnet personnel for certain purposes.

7.P.   Software Development and Quality Assurance personnel

Roles and responsibilities

Software Development and Quality Assurance personnel are responsible for development, enhancement, and maintenance of the software components of the Liquidnet system. Software Development and Quality Assurance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

These personnel have access to indication, order, execution and other trading information on a real-time basis in connection with the performance of their duties.

8.Q.   Product personnel

Roles and responsibilities

Liquidnets Product group is responsible for the design and enhancement of Liquidnets trading products. Product personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Liquidnets Product personnel have access to indication, order, execution and other trading information for the products that they work on (for example, the Liquidnet desktop trading application, algos, TCA and commission management).

Product personnel can access and analyze trader usage data to enhance Liquidnets products. An example of analyzing trader usage data would be to identify the conditions under which a trader is more likely to respond to a targeted invitation.

Members of Liquidnets Product group have access to reports on Member and trader performance and activity through Liquidnet, as described above in the Sales coverage section. These reports are not symbol-specific and do not include symbol-level information.

In addition, designated Members of Liquidnets Product group have access to the EMS used by the LNI trading desk and Execution Consultants. This access is to assist LNI in responding to inquiries from Members and customers relating to system functionality in connection with day-to-day trading activity by Members and customers. Designated members of the Product group with responsibility for internal support tools have access to the same data as Member Services personnel.

9.R.   Business Intelligence

Roles and responsibilities

The Business Intelligence (BI) team develops reports for use by internal groups, including Sales Analytics, Corporate Leadership, Sales, and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services as well as in support of Liquidnets sales and marketing efforts. BI personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

BI personnel have access to indication, order, execution and other trading information in the Liquidnet database that includes all order and other trading information. Reports, which can include trading information, may only be provided by the Business Intelligence group to employees in other groups if those employees are authorized, pursuant to Liquidnets policies, to have access to the associated data.

10.S.   Legal, Compliance and SRM personnel

Roles and responsibilities

Liquidnets Legal and Compliance personnel are responsible for working with the business units to establish and enforce Liquidnets legal and compliance policies. Compliance includes the Liquidity Watch monitoring and surveillance function. Liquidnets Security and Risk Management (SRM) personnel are responsible for working with the business units to establish and enforce Liquidnets policies relating to information security. Legal, Compliance and SRM personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Liquidnets Liquidity Watch personnel have access to indication, order, execution and other trading information as well as commission aggregation information as part of their ongoing surveillance activity. Liquidnets Legal, Compliance and SRM personnel are permitted to access trading information in fulfilling their responsibilities, including for the conduct of investigations.

11.T.   Finance personnel

Roles and responsibilities

Designated members of Liquidnets Finance team have responsibility for accounts payable and receivable operations in connection with the operation of Liquidnets business. Finance personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

As part of these responsibilities, these designated members of the Finance Department have access to trading information after the end of the trading day.

12.U.   OTAS personnel

Roles and responsibilities

OTAS personnel are involved in the development and support of the Liquidnet and OTAS analytics products, including Discovery and Best Ex Replay. OTAS personnel provide services for the non-ATS portion of LNIs business.

Access to data

OTAS personnel have access to information relating to trader usage of the Discovery, Best Ex Replay and Action Stream functionality, which are provided through the Liquidnet desktop trading application. Discovery provides analytics to traders relating to individual stocks. Best Ex Replay provides analytics to traders to assist with best execution analysis. Action Stream provides notifications to a trader relating to a traders activity through the system or information that a trader could otherwise see or have seen through the Liquidnet desktop trading application. The analytics provided by Discovery are based on overall market activity and not based on Liquidnet-specific activity. The sending of analytics or a notification to a trader can be based on the indications provided by the traders firm to Liquidnet or the traders activity through Liquidnet.

In addition, product personnel can engage OTAS personnel to assist in conducting an analysis of trader usage data for other products. When performing this function, OTAS personnel are provided access to trader usage data but without identifying trader or participant names. OTAS personnel access this data through Liquidnet systems.

Qtech

Liquidnet outsources development and support work relating to the OTAS analytics products (including Discovery and Best Ex Replay) to Qtech (UK) Limited, a UK-formed technology consulting firm, and its affiliate, Qtech Analytics Private Limited, a company organized in India (Qtech India). Qtech personnel work in London and in India. Qtech employees work in a data center in India that includes employees of MSBC Group (Qtech Indias parent company) and employees of other companies owned by MSBC. Qtech employees can access information relating to Liquidnet and OTAS analytics products and participant usage of such products in connection with their development and support roles. Qtech support personnel can access indication information for all indications of Members that are enabled for Action Stream or Discovery. This data is recorded on specific servers to which Qtech personnel have access; these servers are located in Liquidnet data centers in the US and Europe. These servers also record indication information of a participant during any period of time when a participant has the blotter window open in Liquidnet 5, even if the participant is not enabled for Action Stream or Discovery. The data above includes Member and user names. Qtech personnel may provide development and support services for other companies owned by MSBC Group and their clients.

13.V.   Management personnel access to aggregated liquidity information

To assist Liquidnets Corporate Leadership and Sales management personnel in evaluating Liquidnets business performance, these personnel have access on a next-day basis to reports that include aggregated quantity of Member liquidity, broken out between buy and sell liquidity. This data is aggregated, and is not broken out by Member. The aggregated categories are as follows: country; sector; index and market cap (e.g., large, mid, small and micro). Liquidity information is based on the order quantity from a Members OMS or other

indication quantity communicated by a Member to Liquidnet. Management personnel provide services for the ATS and non-ATS portions of LNIs business.

~~14.~~W. Aggregated data

In addition to the above, Liquidnet can provide trading data to employees where the data is not symbol-specific. In particular, Liquidnet can provide trading data to any employees broken out by the following categories and similar aggregated categories: country; sector; index and market cap (e.g., large, mid, small and micro). This data is used for business planning, sales and marketing purposes.

~~15.~~X. Salesforce CRM system

Liquidnet personnel, other than LCM personnel, have access to the primary version of Liquidnets Salesforce CRM (customer relationship management) system. Liquidnets CRM system contains standard CRM information relating to participants, including participant contact information, participant actual and target revenue information, participant trading volume information (not symbol-specific), the status of support incidents, and reports on participant meetings and calls. Through Salesforce, Liquidnet personnel can receive alerts relating to participant PAR, realization rate and similar performance metrics; these metrics are not symbol-specific. The CRM system does not contain symbol-specific information, but users can enter specific symbols into the CRM in connection with the resolution of trade errors and other trading incidents. LCM personnel have access to a separate instance of Salesforce specifically created for the LCM team containing standard CRM information relating only to LCM customers, including contact information, the status of support incidents, and reports on LCM customer meetings and calls.

Part III, Item 4.a.

The hours of operation for the Negotiation ATS are 6:00 am to 4:00~~55~~ pm ET on days that the US equity markets are open for trading. The Negotiation ATS accepts indications starting at 6:00 am. The Negotiation ATS matches indications and permits negotiations between 9:00 am and 4:00~~55~~ pm. LPC orders can be entered and executed between 9:30 am and 4:00 pm.

Part III, Item 7.a.

A. List of order types

The Negotiation ATS has two order types:

* Manual negotiation orders
* Liquidnet pool contra (LPC) orders.

We describe each of these order types in response to this Item 7.a.

B. Manual negotiation orders

Indications

Background

Members interact with the system by transmitting indications to LNI. Indications are non-binding, which means that a further affirmative action must be taken by the trader before an executed trade can occur.

OMS requirement

Every Member that provides indications to the system must have an OMS with which LNI can interface. An OMS is software that a Member uses to manage its order flow.

OMS integration adapter

When a trader logs on to the system, the Liquidnet integration adapter electronically transmits to the system orders from the Members OMS assigned to that trader. After the trader has logged on, the Liquidnet integration adapter periodically queries the Members OMS and updates the system with changes from the OMS relating to the traders orders.

OMS limit orders

Liquidnet may filter or make ineligible for trading indications of liquidity where the related OMS order has a limit instruction that is outside the market, as described below.

Additional information

The method of integration with a Member, including whether an OMS integration adapter is used, can vary based on the Members OMS and workflow.

Indication quantities

OMS order quantity and available quantity

OMS order quantity is the quantity specified in the Members OMS for a particular OMS order. Available quantity is the quantity specified in the Members OMS for a particular OMS order, less the quantity previously executed or placed at other trading venues, as specified in the Members OMS.

OMS order quantity and available quantity are determined by the Members OMS. A trader cannot change these quantities in the system except by changing the quantities in his or her OMS.

Working quantity

Working quantity for an indication received by the system defaults to the available quantity for that indication, but a trader can manually change his or her working quantity in the system to less than (but not more than) the available quantity. A traders working quantity sets the maximum quantity he or she can execute in a negotiation or through a Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. A trader can change his or her working quantity for an indication at any time prior to a negotiation.

Indication matching functionality

Regarding indication matching functionality, see clause (ii) below in this section relating to manual negotiation orders.

Minimum match quantity and negotiated execution size

See the response to Item 8 of this Part III.

Tolerance

See the response to Item 11.c. of this Part III.

Active, passive and outside status

See the response to Item 11.c. of this Part III.

(i)   Prioritization

General priority rules

The system lists active contras in the negotiation room based on time priority (when the contra went active), except that the contra that represents the LPC (see below) is listed above other contras. By default, a traders initial proposal is sent to the contra that is listed first in the negotiation room, but a trader can override this default by selecting a different contra prior to sending an invitation. If a trader submits a proposal from the match pop-up screen, the trader does not have the ability to view or select among multiple contras.

These general priority rules are subject to the exceptions set forth below in this sub-section.

Exceptions where sender cannot execute against a contra

The following exceptions apply where a trader has Liquidnet 5.9 or higher and the trader submits a negotiation proposal from a match pop-up:

* If the system determines that the quantity of the senders proposal is below the minimum quantity of an LPC contra, the system can transmit the senders proposal to a lower priority contra instead of the LPC.
* If the system determines that the sender has a limit price that is more restrictive than the mid-price and a higher priority contra has a mid-peg instruction, the system can transmit the senders proposal to a lower priority contra who does not have a mid-peg instruction.

Previous mid-peg invitation missed or declined by a trader

If a mid-peg invitation sent by a trader (Trader 1) is above the tolerance of a contra (Trader 2) and missed or declined by Trader 2 (or expires), (i) Trader 1 will be the only contra displayed to Trader 2 as active for a period of 30 seconds (and, thus, the only contra to whom Trader 2 can send an invitation during that period), and (ii) a trader at another Member firm will not see Trader 2 as active during this 30-second period (and, thus, cannot submit a proposal to Trader 2 during this 30-second period). The 30-second period is reduced to 10 seconds when Trader 2 declined the invitation from Trader 1 and specified the reason as Explicit Price Only.

(ii)   Conditions

Contras

Members transmit indications to LNIs indication matching engine. When a trader has an indication that is transmitted to the indication matching engine of the Negotiation ATS, and there is at least one other trader with a matching indication on the opposite side (a contra-party or contra), the system notifies the first trader and any contra. A matching indication (or match) is one that is in the same equity and instrument type, where both the trader and the contra are within each others minimum tolerance quantities as described below, and where each matching indication is eligible for matching based on the pricing conditions described below. Members cannot be matched with opposite side orders having the same Member ID.

Setting indications of liquidity to outside

A trader may set an indication to outside, which makes the indication ineligible for the indication matching engine of the Negotiation ATS. Indications that are eligible for the indication matching engine are considered in the pool.

Upon request, LNI can configure a Members indications to be automatically set to outside if the Member does not take an action on a match of the indication within a specified period of time after commencement of the match, as directed by the Member. LNI implements this configuration with an exception where the Member previously executed with one or more of the contras on the indication.

Price alerts

When a trader sets an indication to outside, the trader can set a price alert. The alert notifies the trader when the price set for the indication is back in the market.

Matches

The system determines matches based on the security IDs provided by each Member. The system only matches buy and sell indications for a security if they are of the same instrument type.

Matching indications with OMS limits - during market hours

During regular trading hours, indications with OMS limits are eligible for matching where the limit on a buy indication is at or above the applicable reference price and the limit on a sell indication is at or below the applicable reference price. The default reference price for regular trading hours is the bid (in the case of a buy indication) and the offer (in the case of a sell indication), but a Member can request that Liquidnet set the mid-price as the reference price.

Matching indications with OMS limits - pre-open and market open

Liquidnet allows matching of indications pre-open or at market open based on the following reference prices in the applicable stock:

* If there is a valid best bid and best offer in the market:
** The best bid (in the case of a buy indication) and the best offer (in the case of a sell indication)
* If a valid best bid and best offer is not available, last sale price
* If a valid best bid and best offer and last sale price are not available, most recent closing price.

N~~o matching of~~Matching indications ~~with OMS limits -~~ after the close

Liquidnet does not ~~only allows~~ match~~ing of~~ indications after the close ~~if the closing price is within each sides OMS limit~~.

Match pop-ups

26

In addition to a standard match notification, the system provides a larger alert to the trader on each side upon commencement of a match (also referred to as a match pop-up). A trader can close a match pop-up at any time. A trader also can request that LNI disable all match pop-ups for the trader from displaying upon the commencement of a match. Through an internal sales tool, an RM can request the refresh of a match pop-up, which has the following effect: (i) if the trader has previously closed the pop-up for that match, the system will send another match pop-up to the trader; and (ii) if the trader has not previously closed the pop-up and the pop-up is no longer visible to the trader because it is hidden behind another screen on the traders desktop, the system will attempt to make the pop-up visible to the trader.

Match break notification

The system notifies both sides if a match breaks. If a trader has Liquidnet 5.9 or higher and is active on an indication, the system further reports to the trader if a match break results from the contra changing the contras indication to outside status.

(iii) Order types designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv) Pegged orders

There are two~~three~~ types of negotiation proposals: priced; and mid-peg~~; and closing price~~. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. ~~A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by Liquidnet, as described in this Form ATS-N. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.~~

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation. Liquidnet does not permit negotiations ~~A~~after the close of the regular trading session~~, only closing price proposals can be submitted during a negotiation~~.

(v) Routing

The Negotiation ATS does not route manual negotiation orders to other venues. These orders cannot interact with the H2O ATS.

(vi) Time-in-force

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

(vii) Modifications

A trader cannot modify a negotiation proposal.

After a trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, LNI encourages the trader to send a chat notice to the contra).

If a trader cancels a proposal, he or she can resubmit another proposal.

(viii) Availability of order types across all forms of connectivity

Manual negotiation orders are only available through Liquidnet 5.

C. LPC orders

Matching of LPC and manual negotiation orders

Members transmit indications to the indication matching engine, which is part of the Negotiation ATS. Traders at Member firm can manually negotiate on matching indications through Liquidnet 5. This is referred to as manual negotiation. A trader using Liquidnet 5 can negotiate against another manually negotiating trader or against the LPC, which stands for Liquidnet pool contra.

LNI can transmit all or a portion of a participants parent order as an indication eligible for matching through the Liquidnet indication matching engine. The following are the types of parent orders:

* Liquidnet algo order
* Liquidnet-only order
* LN auto-ex order
* Automated negotiation order
* Manual targeted invitation.

When a match occurs, the indication associated with the participants parent order is represented as an active indication (the LPC indication) to the contra trader with an indication (sometime referred to as the manual contra).

In this scenario, the system can negotiate on behalf of one or more participants that transmitted parent orders. The feature of the negotiation functionality that performs this negotiation is referred to as the Liquidnet pool contra or LPC. The functionality is referred to as auto-negotiation.

When the terms of a negotiation are agreed between a manual contra and the LPC, LNI transmits a firm order to the Negotiation ATS as a child order of the participants parent order. This is the LPC order. The word pool refers to the fact that the system can aggregate parent orders from multiple participants when negotiating with a manual contra.

Consistent with LNIs negotiation functionality, a manual contra can only negotiate with one contra on a match; the contra to the manual contra could be another manual negotiator or the LPC, negotiating on behalf of one or more participant parent orders.

The LPC only can negotiate with one manual contra at any time with respect to any match.

During the period that the LPC is involved in an auto-negotiation, child orders of the related parent order cannot execute in the H2O ATS.

The LPC will only execute in accordance with the price constraint instructions of the participants parent order.

Negotiations involving LPC orders

See the response to Item 11.c. of this Part III.

(i)   Prioritization

Where the LPC represents multiple contras, LNI executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. In addition, a same-side order may be unable to participate in an execution based on its minimum size being too large.

Regarding the prioritization between manual negotiation and LPC orders, see the discussion of Prioritization in the section above on manual negotiation orders.

(ii)   Conditions

An LPC indication can only match with a contra-side indication if the associated parent order for the LPC indication has a price constraint that is at or above the mid-price, in the case of a buy order, or at or below the mid-price, in the case of a sell order. The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

See sub-section D below for a description of the firm contra configuration and the associated order conditions.

(iii)   Order types designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv)   Pegged orders

The LPC can only transmit a proposal or accept a counter-proposal at the mid-price or better from the perspective of the LPC.

(v)   Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

Manual negotiation orders only interact with the Negotiation ATS and do not interact with the H2O ATS.

(vi)   Time-in-force

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

(vii)   Modifications

The LPC cannot modify a negotiation proposal. The LPC can cancel a proposal and resubmit another proposal.

(viii)   Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

D. Firm contra configuration for LPC orders

(i)   Prioritization

An order that has the firm contra configuration is included in the LPC (described above) and has the same priority as other LPC orders, except as otherwise set forth in this section.

(ii)   Conditions

Associated parent order

Subject to the conditions and exceptions set forth in this section, LNI instructs the Negotiation ATS to apply the firm contra configuration to child orders where the parent order is (i) a Liquidnet-only order from an automated routing customer, or (ii) a Liquidnet algo, LN auto-ex or automated negotiation order or a manual targeted invitation.

Any order received by the Negotiation ATS with the firm contra configuration is displayed to a trader with a matching contra-indication as a firm contra, except as otherwise described in this section.

Firm and conditional orders

The Negotiation ATS cannot execute an order with the firm contra configuration until LNI confirms that the applicable shares have not previously been executed in the H2O ATS. In addition, the parent order to an order that has the firm contra configuration can be firm or conditional. If the parent order is conditional, prior to executing the child order, the system send a request to the participants system to commit the shares on the order, and the participants system responds by sending all or a portion of its remaining unexecuted shares to LNIs systems (known as a firm-up). This firm-up request is used to protect the customer against over-execution. Participant firm-up rates are periodically reviewed by LNIs

Execution Quantitative Services (EQS) personnel, with appropriate follow-up to the customer to address any issues.

Minimum size

A participant can designate a minimum size for any order that has the firm contra configuration.

Display

See the response to Item 15 of this Part III for information on the display of orders with the firm contra configuration.

Indication status

Execution against an order with the firm contra configuration changes the traders status on the applicable indication to active.

(iii) Orders type designed not to remove liquidity

The unique negotiation model of the Negotiation ATS does not involve order types that either provide or remove liquidity.

(iv) Pegged orders

All traders who have upgraded to a version of the Liquidnet desktop application that supports firm contra away functionality are enabled to receive firm contra away order notifications for US equities. A firm contra away order notification displays a firm contra order when the limit price specified for the firm contra buy order is below the mid-price (but equal to or above the best bid), or when the limit price specified for the firm contra sell order is above the mid-price (but equal to or below the best ask). In such cases, a trader who receives a firm contra away order notification may elect to create a firm contra accept that can execute at a price anywhere within the spread. A trader who is enabled to receive firm contra away order notifications but receives a firm contra mid order notification may elect to create either (i) a mid-only firm contra accept with an execution price pegged to the mid-price or (ii) a firm contra accept that can execute at a price anywhere within the spread.

A member may elect to only receive orders with the firm contra configuration when the limit price specified for a firm contra buy order is at or above the mid-price, or when the limit price specified for a firm contra sell order is at or below the mid-price (this is referred to as a firm contra mid order notification). In such cases, the trader is only permitted to create a firm contra accept at an execution price pegged to the mid-price.

(v) Routing

While the Negotiation ATS does not route orders, LNI, which routes LPC orders (including LPC orders with the firm contra configuration) to the Negotiation ATS and LNI resting orders to the H2O ATS (as described in the Form ATS-N for the H2O ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LPC order (including an LPC order with the firm contra configuration) to the Negotiation ATS-N and an LNI resting order to the H2O ATS. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

(vi) Time-in-force

Any order that has the firm contra configuration is a day order. LNI cancels the order upon the participants cancel of the parent order.

(vii) Modifications

Modification of a parent order can result in modification of the associated child LPC order that has the firm contra configuration.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: (i) a Liquidnet-only order from an automated routing customer; or (ii) a Liquidnet algo or LN auto-ex order or a manual targeted invitation.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

Part III, Item 10.a.

The Negotiation ATS permits the execution of manual negotiation orders between 9:00 am and 4:00~~55~~ pm ET. The Negotiation ATS permits the execution of LPC orders between 9:30 am and 4:00 pm. The Negotiation ATS does not conduct any specific opening process that is different from its standard trading process.

Trading halts

The Negotiation ATS does not display matching indications, permit negotiations or execute trades during a trading halt. When a trading halt ends, the Negotiation ATS can display matches and permits negotiations and executions.

Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the system will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

After a trading halt, the Negotiation ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The Negotiation ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Part III, Item 11.c.

A. Order types

See the response to Item 7.a. of this Part III.

B. Background information and definitions

This section provides background information and definitions that apply to the order types described in Item 7.a. of this Part III.

(i)   Positive action rate

Positive action means going active on a match, sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action.

(ii)   Mid-peg instructions; price constraints

General

The Negotiation ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask), the Negotiation ATS will not execute the order. If the spread is zero, the Negotiation ATS will only execute the order if at least one side of the trade is participating in a manual negotiation or has created an automated negotiation order.

Mid-peg instruction

A mid-peg instruction may or may not apply for an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Regardless of whether a mid-peg instruction applies for the parent order, an LPC order always has a mid-peg instruction. In other words, the LPC will not purchase above the mid-price or sell below the mid-price.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* **Buy order.** Lower of the limit price of the order and the mid-price
* **Sell order.** Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

When transmitting an LPC order to the Negotiation ATS, LNI complies with any price constraints of the parent order.

(iii)   Not-held orders

LNI handles all orders on a not held basis, unless otherwise expressly instructed by the participant. This means that LNI is not held to seek immediate execution of the order but instead uses its judgment to seek best execution of the order consistent with the participants instructions. In this Form ATS-N, a limit order refers to a not held order where the participant specifies a maximum purchase or minimum sale price; a market order refers to a not held order where the participant does not specify a maximum purchase or minimum sale price.

C. Matching, negotiation and execution process

(i)   Indication matching functionality

See the response to Item 7.a. of this Part III.

(ii)   Minimum quantity for matching and negotiation (tolerance)

See the response to Item 8 of this Part III.

(iii)   Tolerance

Matching based on tolerance

A trader is matched with a contra only if the working quantity of each trader is at or above the other traders minimum tolerance quantity (or tolerance). A traders tolerance on an indication represents the minimum working quantity in shares that a contra must have for the trader to be matched against that contra. Tolerance is intended to protect a trader from being matched and negotiating with a contra whose working quantity is too small. See the attached ATS-N Part3 ITM for additional detail regarding tolerance.

(iv)   Active, passive and outside status

Active and passive status

An indication that is in the pool can have a status of passive or active. Unless otherwise configured for a trader, all indications have an initial default status of passive. A trader can indicate that he or she is ready to receive an initial proposal to negotiate by changing the status of his or her indication from passive to active. This is also known as going active. The indication that is made active is known as an active indication. The active status is displayed to the contras on a match. Going active is not a binding bid or offer.

Active by default

Traders have the option of making indications active by default by contacting Liquidnet Product Support.

Manually changing status from outside

A trader can manually change the status of an indication from outside to active, but not from outside to passive.

Carrying over status to the next trading day

LNI makes available to Members a configuration where the status of the Members indications (active, passive or outside) are carried over to the next trading day.

Defaulting indications to outside

Liquidnet makes available to Members various configuration rules that default specific types of indications to outside. These rules can include, for example, defaulting to outside: indications with market-on-open instructions; indications with market-on-close instructions; or indications that are part of a portfolio or program list.

Match pop-up when a contra goes active

If a trader has previously closed a match pop-up, a match pop-up will reappear if the contra goes active. A trader can close this match pop-up at any time. A trader also can request that LNI disable all match pop-ups for the trader from displaying upon the contra going active.

Functionality to automatically convert un-matched indications from active to passive under certain circumstances after set time period

At present, LNI defaults each Members active indications to convert to passive in either of the following circumstances:

* 180 seconds after a match breaks
* 180 seconds after a Member makes an un-matched indication active, providing that indication remains un-matched.

Members can override these default configurations upon notice to Liquidnet.

Members can choose to be configured to convert active indications to passive if the mid-price increases (or decreases) by 35 basis points or more from the time that a Member went active on a buy (or sell) indication.

(v)   Prioritization of contras

See the response to Item 7.a. of this Part III.

(vi)   Negotiations

Starting a negotiation; submitting an initial proposal

When the system notifies a trader of an active contra for a security, the trader can start a negotiation for that security by specifying a price and negotiation quantity and submitting a bid or offer. This is also referred to as submitting an initial proposal.

When a trader submits an initial proposal in response to an active indication, he or she is making a firm bid or offer. A trader can only submit a proposal on any match to one contra at a time. If a trader submits an initial proposal when the status of his or her indication is passive, the status of the traders indication is converted to active. A trader can only submit an initial proposal to a contra who is active.

Submitting an initial proposal from the match pop-up screen or the negotiation room

A trader can submit an initial proposal from the match pop-up screen or from the negotiation room. If a trader does not have a match pop-up displayed for a match, and the contra is active, a trader can open the negotiation room or open the match pop-up screen to submit an initial proposal.

Negotiation quantity

Negotiation quantity is the quantity set by a trader when he or she makes a bid, offer, counter-bid or counter-offer or agreed to by a trader when he or she accepts a bid, offer, counter-bid or counter-offer. A traders negotiation quantity defaults to his or her working quantity at the start of a negotiation, but the trader can modify his or her negotiation quantity before submitting a bid, offer, counter-bid, or counter-offer.

Bids and offers (proposals)

Liquidnet negotiations are anonymous one-to-one negotiations through which traders submit bids and offers to each other. The first bid or offer in a negotiation is submitted when one trader submits an initial proposal. Subsequent bids and offers may be submitted as counter-bids or counter-offers in the negotiation. Bids and offers are sometimes referred to as proposals.

A trader (or a group of traders, as described below) may only enter into a negotiation with respect to a specific indication with one contra at a time.

Prices specified in proposals are limit prices.

Priced, and mid-peg and closing price proposals

There are twothree types of negotiation proposals: priced; and mid-peg; and closing price. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. A closing price proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by Liquidnet, as described in this Form ATS-N. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation. ~~After the close of the regular trading session, only closing price proposals can be submitted during a negotiation.~~

Responding to an initial proposal

When a trader submits an initial proposal, the system displays a match pop-up to the trader at the contra Member firm notifying the contra of the initial proposal. Upon receipt of the initial proposal, the trader at the contra Member firm can adjust his or her quantity (the negotiation quantity) and also take one of the following actions:

* Seek to execute against the proposal
* Submit a counter-proposal
* Decline the proposal.

However, a contra cannot submit a counter-proposal in response to a mid-peg invitation.

Chat

Traders can send messages to each other during a negotiation via the chat feature. A chat message does not constitute a proposal, acceptance, cancellation or similar event. A trader cannot send a chat message along with or in response to a mid-peg proposal.

Providing reason for a decline

When declining a proposal (including a mid-peg proposal), a trader must specify a decline reason. The system provides default reasons; traders can modify the list of default reasons through the settings area of the desktop application.

Canceling a proposal

After a trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, Liquidnet encourages the trader to send a chat notice to the contra).

If a trader cancels a proposal, he or she can resubmit another proposal.

Counter-proposals

A trader can submit a counter-proposal in response to a priced proposal by specifying a negotiation quantity and price (or mid-peg) and submitting. If a trader submits a counter-proposal, the trader receiving the counter-proposal has the same options as above upon receipt of an initial proposal.

Declining a proposal or ending a negotiation

If a trader declines a proposal or ends a negotiation, it terminates the current negotiation.

Time limit

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

Either trader can submit a proposal in a negotiation after one of the traders has failed to respond to a proposal within the applicable time limit. After a time expiration, if the two traders submit a proposal at the same price and within each others tolerances, and prior to either trader receiving the other traders proposal, the second proposal received by the Liquidnet back-end software will be treated as an accept.

The timer for any proposal starts when the Liquidnet back-end software confirms that the contra has received the proposal. Any acceptance, to be effective, must be received by the Liquidnet back-end software prior to the expiration of its 30-second (or 20-second) clock.

Minimum tolerance quantities during negotiations

A trader specifies a negotiation quantity each time he or she submits a proposal. If a trader submits a negotiation quantity that is below the traders own minimum tolerance for the associated indication, the system reduces the traders tolerance for the indication to this negotiation quantity.

If the negotiation quantity submitted by a contra is below a traders minimum tolerance, Liquidnet notifies the trader that the contras proposal is below the traders tolerance. Commencing with Liquidnet 5.9, this notification is provided by displaying to the trader the possible execution sizes as the range between (i) the minimum negotiated execution size for US equities, and (ii) the traders minimum tolerance for the indication.

The contra then has the same options as he would have in response to any other proposal.

A traders tolerance during a negotiation is the product of his working quantity and tolerance percentage. For example, if a trader has a working quantity of 100,000 shares and a tolerance percentage of 20%, his or her tolerance for the negotiation is 20,000 shares.

A trader can change his or her working quantity for an indication prior to a negotiation. When a negotiation starts, the working quantity is no longer updated upon a change in the OMS. A trader cannot change his or her available quantity for an indication through the system.

Crossed proposals

If a trader submits a bid during a negotiation that is higher than the contras offer, or submits an offer during a negotiation that is lower than the contras bid, the system will execute the order at the contras bid or offer price, as applicable.

Active match timer

If a Member is configured for the active match timer, the system will automatically break any match 90 seconds after a trader at the Member goes active if the contra has not taken a positive action on its matching indication during that time period.

After an automated match break, the Member and the contra are blocked from matching with each other on the respective indications for the remainder of the trading day unless one of the following occurs:

* The contra creates an order in the symbol
* The contra requests that Liquidnet reinstate the match and agrees promptly to convert its indication to active if an indication match occurs or create an order if no indication match occurs.

This functionality is only available to Members with PAR above 75%.

Acceptances

A trader can accept a contras proposal by clicking accept or execute, as applicable. A trader also can accept a proposal by submitting the same price as the price of the contras proposal (as long as the traders negotiation quantity is within the contras tolerance).

Accepts after changing quantity

If a trader accepts after changing his or her negotiation quantity, it is treated as an accept if the traders negotiation quantity is still above the contras tolerance, but is treated as a counter-proposal if the traders negotiation quantity is below the contras tolerance.

Imputed price constraint for accept of mid-peg proposal

When a trader accepts a mid-peg proposal:

* If the accepting trader is a buyer, the system imputes a price constraint of 30 basis points above the mid displayed to the trader when the trader clicks accept
* If the accepting trader is a seller, the system imputes a price constraint of 30 basis points below the mid displayed to the trader when the trader clicks accept.

Hard limits on submitting or accepting a negotiation proposal

If a Member has the protect OMS limit configuration enabled, the system does not permit a trader to submit or accept a negotiation proposal that is outside the traders OMS limit. If a Member has the protect match limit configuration enabled, the system does not permit a trader to submit or accept a negotiation proposal that is outside the traders match limit.

LNI refers to the restrictions described in the preceding paragraph as hard limits because a trader cannot override them.

Soft limits on acceptance of a negotiation proposal

Upon request, LNI can configure a trader for any of the following alerts after a trader accepts a negotiation proposal:

* Alert that the execution price is outside the traders OMS limit
* Alert that the execution price is outside the traders match limit
* Alert that the execution price is outside the spread.

These alerts are soft alerts; a trade is not executed unless the trader confirms the acceptance after receipt of the alert and Liquidnets back-end software records the confirmation. These soft alerts do not apply where a hard OMS or match limit applies.

The soft limits are not enabled unless requested by a trader.

The system also provides certain types of alerts prior to a trader accepting a negotiation proposal.

Limit price for mid-peg proposal sent during a negotiation; imputed limit price where trader does not set a limit price

When a Member provides a limit price in its OMS, the system applies that limit price to a mid-peg proposal sent by the Member during a negotiation. If the Member does not provide a limit price in its OMS, the Member can set a limit price for the associated indication through

Liquidnet 5 (referred to as a match limit). In that case, the system applies the match limit to a mid-peg proposal sent by the Member during a negotiation. A trader can modify a match limit but not an OMS limit during a negotiation.

If the Member does not set an OMS limit or a match limit for an indication, the system imputes a limit price (as described in this sub-section) for execution of a mid-peg proposal. The constraints described in the preceding sub-section apply to the accepting trader; the imputed limit price described in this sub-section applies to the trader who submits a mid-peg proposal for acceptance by the contra where the system has not received an OMS limit price from the traders OMS or a match limit.

This default limit price restricts a mid-peg proposal from being executed at a price that, in the case of a buy (or sell) proposal, is more than 35 basis points above (or below) the mid-point of the best bid and offer in the market as of the time that the submitter opened the negotiation room. Members can override the default limit price of 35 basis points and set a different limit price through Liquidnet 5 expressed as either of the following:

* Basis points from the mid-price as of the time that the submitter opened the negotiation room; or
* Cents from the best offer in the market (in the case of a buy order) or cents from the best bid in the market (in the case of a sell order) as of the time that the submitter opened the negotiation room.

In all cases, the minimum price increment for US equities applies, such that if the imputed limit price above is not equal to a permitted increment, the imputed limit price is adjusted to the following:

* In the case of a buy limit price, the lowest permitted price increment above that limit price, and
* In the case of a sell limit price, the highest permitted price increment below that price constraint.

A trader can modify a default limit price on an order-by-order basis, subject to complying with the price increment requirements for US equities.

Execution quantity

When an acceptance is effective in accordance with the preceding section, a trade is executed for the lesser of the two parties negotiation quantities, except that all negotiations are subject to a minimum execution quantity equal to the minimum negotiated execution size set forth above. However, in the case of a continuing negotiation after a partial execution, the minimum negotiated execution size will be the lesser of (i) the minimum negotiated execution size set forth above, and (ii) the remaining unexecuted quantity of the side with the lower remaining unexecuted quantity.

Closing price proposals

After the close of the regular session of trading in the primary market, the only type of proposal that can be submitted during a negotiation is a closing price proposal.

Continuing negotiations

After a trade is executed, the participants can continue to negotiate and execute trades with respect to the same security as long as they each have a remaining working quantity, even if one traders remaining quantity is below the contras minimum tolerance quantity.

In a continuing negotiation, either party can submit a proposal.

In a continuing negotiation, the negotiation quantity for each trader defaults to the lesser of the traders negotiation quantity at the time of execution and the traders current working quantity.

In a continuing negotiation, if the two traders submit proposals at the same price and within each others tolerances, and prior to either trader receiving the other traders proposal, the second proposal received by the Liquidnet back-end software will be treated as an accept.

D. Negotiations involving the LPC

LPC or manual contra can commence a negotiation

A negotiation can be commenced by the LPC (if the manual contra is active) or by the manual contra.

Negotiation commenced by the LPC

If the manual contra is active, the LPC can send a mid-peg proposal to the manual contra. In response, the manual contra has the same options as it does upon receipt of a mid-peg proposal from another manual contra (as described above with respect to manual negotiations).

Negotiation commenced by the manual contra

The manual contra can send an invitation to the LPC, either as a mid-peg proposal or a priced proposal.

* If the manual contra sends a mid-peg proposal, the LPC can enter into the negotiation room and accept on behalf of the participant that transmitted the parent order (subject to the execution price being within the price constraints of the manual contra and the LPC).

* If the manual contra sends a priced proposal:

** If the proposal is at or better than the mid (from the perspective of the LPC), the LPC can enter into the negotiation room and accept on behalf of the participant that transmitted the parent order.

** If the proposal is worse than the mid (from the perspective of the LPC), the LPC can enter into the negotiation room and respond to the manual contra with a mid-peg proposal. In response to the LPCs mid-peg proposal, the manual contra has the same options as it does upon receipt of a mid-peg proposal from another manual contra (as described above with respect to manual negotiations).

Automated negotiation instruction

Members notified of a match can provide an automated negotiation instruction. With this instruction, the LPC can negotiate on behalf of the Member. In addition, the Members order can interact in the H2O ATS against other Member and customer orders but not against orders from liquidity partners in the H2O ATS, unless the participant requests this configuration. A Member providing an automated negotiation instruction can designate an expiration time or condition through Liquidnet 5. For additional detail, see the section above titled Automated negotiation orders.

Additional detail on auto-negotiation

If the manual contra is active, the LPC can send a mid-peg proposal to the manual contra. In certain scenarios, after a failed attempt, the system will stop sending invites to the manual contra. Failed attempts could result from the manual contra declining or missing the invite or the limit on the LPC-eligible order going out of market before the manual contra responds to the invite. A Member can request a configuration whereby the Member would continue to receive invites until the Member declines the invite or exits the negotiation.

Ability of RMs to reset the auto-negotiation functionality

Through an internal sales support tool, an RM can reset the auto-negotiation functionality, which results in the system sending an additional invite to the manual contra, provided that the manual contra is still active, the LPC-eligible order is still within the parameters (limit and quantity) to send an invite, and one of the following sets of conditions has occurred:

* The LPC and the manual contra are matched, both sides are active, and there was a partial execution between the two sides more than 30 seconds prior
* The LPC and the manual contra are matched, both sides are active, the RM is aware that the manual contra was off the desk earlier, and the RM subsequently becomes aware that the manual contra has returned to the desk
* The LPC and the manual contra are matched, both sides are active, a previous negotiation failed because the mid-price moved away from the manual contras limit, and the price has now moved back within the manual contras limit
* The LPC and the manual contra are matched, both sides are active, and a technical issue arose that prevented the negotiation from completing.

An RM has no ability to modify the parameters of an LPC-eligible order.

E. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the Negotiation ATS will only execute short-sale orders at the mid-price or higher.

F. Locked and crossed markets

The Negotiation ATS will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). The Negotiation ATS can execute orders if the market is locked.

G. Trade errors

If, as a result of an error, both sides to a trade in the Negotiation ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the Negotiation ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the Negotiation ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the Liquidnet ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the Liquidnet ATSs.

Part III, Item 18.b.

There are ~~three~~two types of negotiation proposals: priced; and mid-peg~~; and closing price~~. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution. ~~A closing price~~

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proposal, if accepted, is executed at the closing price for the stock. The closing price for a stock is determined by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III. A closing price proposal cannot be executed if the execution price is more than 1.5% away from the mid-price as of the time of execution.

Prior to the open of trading on the primary market, only priced proposals can be submitted during a negotiation. During the regular trading session of the primary market, only priced and mid-peg proposals can be submitted during a negotiation. After the close of the regular trading session of the primary market, only closing price proposals can be submitted during a negotiation.

Part III, Item 18.c.

The Negotiation ATS permits the execution of manual negotiation orders between 9:00 am and 4:0055 pm ET. The Negotiation ATS permits the execution of LPC orders between 9:30 am and 4:00 pm.